Exhibit 99.7

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

July 15, 2013

Travis J. Thompson

President and Chief Executive Officer

Huntingdon Valley Bank

3501 Masons Mill Road, Suite 401

Huntingdon Valley, Pennsylvania 19006

Dear Mr. Thompson:

This letter sets forth the agreement between Huntingdon Valley Bank, Huntingdon Valley, Pennsylvania (“Huntingdon Valley” or the “Bank”)), and RP® Financial, LC. (“RP Financial”), whereby Huntingdon Valley has engaged RP Financial to prepare certain purchase accounting valuation adjustments and other pro forma financial tables in conjunction with its contemplated mutual-to-stock conversion transaction and simultaneous acquisition of Victory Bancorp, Inc. (“Victory Bancorp”) and its wholly owned subsidiary Victory Bank, Limerick, Pennsylvania (“Victory Bank”), collectively “Victory”. The nature, timing, and fee structure of RP Financial’s services in this regard are described more fully below.

Description of Proposed Services

RP Financial is prepared to provide valuation and advisory services in three service areas: (1) preparation of purchase accounting valuation adjustments related to financial assets and liabilities acquired in conjunction with the contemplated Victory acquisition; (2) preparation of certain pro forma conversion/acquisition tables for the FDIC and Federal Reserve applications in connection with the mutual-to-stock conversion transaction and simultaneous acquisition of Victory (the; and (3) preparation of certain pro forma conversion/acquisition transaction merger tables for inclusion in the mutual-to-stock conversion offering prospectus. Each of these service areas are described below:

1.	Purchase Accounting Adjustments.

The acquisition of Victory will be accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 805 (“ASC 805”, formerly SFAS 141R) and other related accounting standards, including FASB ASC 820 (formerly SFAS 157), which requires the transaction to be accounted for at fair value. The fair valuation analyses that we will provide will consist in a report form of the fair valuation of Victory’s portfolios of investment securities, loans receivable, deposits and borrowings (if applicable), along with a determination of the core deposit intangible (“CDI”) valuation and, if appropriate, other identifiable intangible assets. Victory will need to provide an indication of fair value of the office land/building asset.

The reports will set forth certain detailed information pertaining to the portfolios being valued, the valuation methodology and models, and the resulting valuation and purchase accounting adjustments as of the quarter end prior to the filing of the regulatory merger application and as of the effective date of the merger. In this regard, RP Financial will utilize the following Victory information, at a minimum, to determine the valuation and mark-to-market adjustments: internal financial reports, regulatory call reports, maturity and yield information; a loan portfolio trial balance; and certificate of deposit monthly maturity schedules. In addition, RP Financial will use Huntingdon Valley market

Washington Headquarters Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 E-Mail: mfaust@rpfinancial.com	Direct: (703) 647-6553 Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594

Travis J. Thompson

July 15, 2013

information in determining the mark-to-market adjustments, such as market interest rates (regionally based, if appropriate), market pricing of similar interest-earning assets and interest-bearing liabilities, loan and mortgage-backed securities prepayment speeds, delinquency ratios, among others.

RP Financial will prepare its report as of the quarter end immediately prior to the filing of the merger application and updated as of the effective date of the acquisition, utilizing market rates on or about the valuation date and the most recent financial information available for Victory Bank prior to the valuation date.

2.	Pro Forma Tables for Regulatory Applications.

RP Financial will prepare the pro forma financial tables required for the FDIC and Federal Reserve conversion and merger applications based on direction from Huntingdon Valley’s counsel. Such tables will likely include a parent company pro forma balance sheet as of the most recent quarter and for the first year of operation after the transaction. The most recent quarter end balance sheet will separately reflect Huntingdon Valley’s and Victory’s principal group of assets, liabilities, and capital accounts; debit and credit adjustments reflecting the proposed acquisition of Victory and the resulting pro forma combined balance sheet, with detailed support for the assumptions and purchase accounting adjustments in footnotes. Goodwill and other intangible assets will be listed separately on the balance sheet and the amortization period and method used for any intangible assets will be indicated. A bank level pro forma combined income statement for the first year after completion of the transaction, and a bank level pro forma regulatory capital compliance analysis will also be prepared with detailed support in footnotes. Additionally, we will prepare a combined parent only pro-forma balance sheet, also as of the most recent quarter end.

If requested, we will also prepare tables to reflect the conversion offering proceeds at several points in the offering range, as directed by counsel for Huntingdon Valley based on guidance from the regulatory authorities. The pro forma tables will be prepared as of the most recent quarter end prior to the application and can be updated as required. If RP Financial is not retained to prepare purchase accounting adjustments (see above), it is assumed that such adjustments and amortization schedules will be provided by a third party. Such adjustments are a prerequisite for completing the pro forma tables.

3.	Pro Forma Financial Tables for Offering Prospectus.

RP Financial will prepare the pro forma conversion/acquisition tables required for inclusion in the offering prospectus of HV Bancorp Inc., the newly formed holding company of the Bank. Such tables will include pro forma balance sheets and income statements as of reporting periods reflected in the prospectus (most recent audit year-end and stub period, if required). Tables will be prepared to reflect the impact of the acquisition of Victory Bank and the conversion offering proceeds at several points in the offering range, as directed by counsel for Huntingdon Valley and tables will tie to and be consistent with other pro forma valuation data included in the offering prospectus. If RP Financial is not retained to prepare purchase accounting adjustments (see above), it is assumed that such adjustments and amortization schedules will be provided by a third party. Such adjustments are a prerequisite for completing the pro forma tables.

Travis J. Thompson

July 15, 2013

Fee Structure

Huntingdon Valley agrees to pay RP Financial on a fixed fee basis for each of the services listed below.

Victory

Purchase Accounting Adjustments:	$10,000 for the preliminary analysis utilized for the application filings
$ 2,500 for the final analysis as of the closing date

Pro Forma Tables (FDIC & Fed)	$5,000 for preparation of the original tables, including the first update and $2,500 for each subsequent update required as a result of inclusion of new financial results in the regulatory applications (most likely in the event of a delay in the offering and/or merger)

Pro Forma Tables (Prospectus)	$10,000 for preparation of the original tables, including the first update and $2,500 for each subsequent update required as a result of inclusion of new financial results in the offering prospectus (most likely in the event of a delay in the offering and/or merger)

A retainer of $10,000 will be payable upon execution of this agreement; said retainer will be credited against the fee payable for the Purchase Accounting Adjustments – preliminary analysis. The fixed fees plus reimbursable expenses will be payable upon delivery of the preliminary and final reports and tables and the updates (if necessary). Reimbursable expenses will be capped at $2,500. Should RP Financial provide other services as may be requested by Huntingdon Valley, Huntingdon Valley will agree to reimburse RP Financial per its hourly rates for the consultants involved. RP Financial will receive Huntingdon Valley’s prior written approval for any such activities. RP Financial’s hourly rates range from $450 per hour for managing directors to $75 per hour for research associates. Out-of-pocket expenses will likely include printing, binding, telephone, facsimile, computer, data and shipping/messenger services.

In the event Huntingdon Valley shall, for any reason, discontinue the engagement prior to delivery of the completion of the above work effort, Huntingdon Valley agrees to compensate RP Financial according to RP Financial’s hourly rates for consulting services based on accumulated and verifiable time expenses, plus out-of-pocket expenses as set forth below

Indemnifications

Covenants, Representations and Warranties

Huntingdon Valley and RP Financial agree to the following:

1. Huntingdon Valley agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuations and financial tables. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial

Travis J. Thompson

July 15, 2013

statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by Huntingdon Valley to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the conversion and/or merger is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall promptly return to Huntingdon Valley the original and any copies of such information.

2. Huntingdon Valley represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of Huntingdon Valley’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or in response to informational requests by RP Financial fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3. (a) Huntingdon Valley agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective members, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, reasonable attorneys fees, and all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by Huntingdon Valley to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by Huntingdon Valley to RP Financial; or (iii) any action or omission to act by Huntingdon Valley, or Huntingdon Valley’s respective officers, directors, employees or agents, which action or omission is undertaken in bad faith or is negligent. Huntingdon Valley will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. Reasonable time devoted by RP Financial to situations for which RP Financial is deemed entitled to indemnification hereunder, shall be an indemnifiable cost payable by Huntingdon Valley at the normal hourly professional rate chargeable by such employee.

(b) RP Financial shall give written notice to Huntingdon Valley of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which RP Financial intends to base a claim for indemnification hereunder, including the name of counsel that RP Financial intends to engage in connection with any indemnification related matter. In the event Huntingdon Valley elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, Huntingdon Valley shall not be obligated to make payments under Section 3(c), but RP Financial will be entitled to be paid any amounts payable by Huntingdon Valley hereunder within five days after the final non-appealable determination of such contest either by written acknowledgement of Huntingdon Valley or a decision of a court of competent jurisdiction or alternative adjudication forum, unless it is determined in accordance with Section 3(c) hereof that RP Financial is not entitled to indemnity hereunder. If Huntingdon Valley does not so elect to contest a claim for indemnification by RP Financial hereunder, RP Financial shall (subject to Huntingdon Valley’s receipt of the written statement and undertaking under Section 3(c) hereof) be paid promptly and in any event within thirty days after receipt by Huntingdon Valley of detailed billing statements or invoices for which RP Financial is entitled to reimbursement under Section 3(c) hereof.

Travis J. Thompson

July 15, 2013

(c) Subject to Huntingdon Valley’s right to contest under Section 3(b) hereof, Huntingdon Valley shall pay for or reimburse the reasonable expenses, including reasonable attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes Huntingdon Valley: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; (2) a written undertaking to repay the advance if it ultimately is determined in a final, non-appealable adjudication of such proceeding that it or he is not entitled to such indemnification; and (3) a detailed invoice of the expenses for which reimbursement is sought.

(d) In the event Huntingdon Valley does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.

This agreement constitutes the entire understanding of Huntingdon Valley and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the Commonwealth of Virginia. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

Huntingdon Valley and RP Financial are not affiliated, and neither Huntingdon Valley nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other. RP Financial is not aware of any fact or circumstance that would prohibit or restrict in anyway RP Financial from providing the services as indicated under this Agreement.

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this agreement along with the $10,000 retainer.

Sincerely,

Marcus Faust
Director

Agreed To and Accepted By:	Travis J. Thompson
President and Chief Executive Officer

Upon Authorization by the Board of Directors For:	Huntingdon Valley Bank
Huntingdon Valley, Pennsylvania

Date Executed: